                                      2003
                              FIRST QUARTER REPORT

                      [CALEDONIA MINING CORPORATION LOGO]

                                   CALEDONIA
                               MINING CORPORATION

PRESIDENT'S LETTER

RESULTS OF OPERATIONS

South Africa

At the Barbrook Mine refurbishment to the mine, metallurgical plant and surface infrastructure continued. Mining of the Taylors ore zone between 10 and 7 levels commenced in January 2003 and the first gold was produced during March 2003. Geological sampling and evaluation on adjacent blocks in the Taylors zone is ongoing. Development and stope tonnages from this area will supplement the present production allowing the mill throughput to be progressively increased to the 8,000 tonnes per month range. Ore samples from the higher grade, but more refractory Daylight ore zone are being taken and tested to confirm the metallurgical amenability of this material in the new "PreOx" and resin-in-leach circuit. If these tests prove positive the Daylight area will provide the plant with a readily accessible additional ore source of higher than average grade ore.

The plant start-up was delayed by management's decision to install the latest technology of pump cells in the new resin-in-leach circuit. Because of the lower initial tonnage (6,000 tpm) throughput planned it was decided at an early stage to reconfigure a smaller primary and secondary milling circuits to cater for this lower tonnage. The 250 kW Vecor re-grind mill in the old 25,000 tpm circuit is presently being used as the primary ball mill and the Sala 90 kW tertiary mill is now being utilized as the concentrate regrind mill.

A flash-flotation cell has been installed in the Vecor primary mill circuit to recover as much of the free and flotation-recoverable gold as early in the process circuit as possible and to reduce gold lock-up in the primary mill. A Knelson concentrator has also been installed in the primary Vecor mill circuit to recover free gold. The existing rougher flotation circuit has been fully refurbished.

A new pre-aeration section has been refurbished and commissioned, and the existing cleaner flotation cells have been converted into the PreOx circuit. A brand new, 6-stage Pumped Cell resin in leach circuit ("PRIL"), the new resin elution, electrowinning circuits, the refurbished induction furnace and smelt house, and the associated security systems have been constructed and are still under final commissioning. As previously stated, the PRIL section is fitted with the state-of-the-art Anglo American-patented pump cells designed and fabricated by Kemix S.A.

The tailings deposition area has been rehabilitated and the tailings delivery lines, which have been re-routed to avoid an environmentally sensitive area, have been pressure tested and the flotation tailings line extended. There has been a significant enhancement of the environmental and operating codes of practice and procedures to prevent the risk of pollution off the mine property and increase mine safety.

The required regulatory and environmental practices have been evaluated, the risk assessments have been carried out and the required Codes of Practices drawn up and implemented. Barbrook was granted its Section 9 permanent mining authorization in March 2003.

Expenditures at Barbrook during the quarter totaled $650,000.

The Eersteling Gold Mine continued on care and maintenance during the quarter. The required Section 9 permanent mining permission was granted to Eersteling during April 2003. Once the Barbrook Mine has reached commercial production, work to return Eersteling to production will commence provided an economically sustainable Rand gold price continues to prevail. Present planning is to commence the de-watering of the underground areas during the 2nd quarter so as to allow the commencement of the refurbishment and development underground during the 3rd quarter of 2003. Depending upon the refurbishment work required in the metallurgical plant it is likely that the processing of the mine ore will commence during the 4th Quarter of 2003 or the 1st Quarter of 2004.

The Rooipoort Exploration Project, approximately 8 kilometres east of Potgietersrus and about 30 km southwest of Caledonia's Eersteling gold mine in the Limpopo Province of South Africa, is considered to be highly prospective for platinum deposits. A comprehensive desk study on Rooipoort, based on airborne geophysics and the down dip drilling on the adjacent farm undertaken by Anglo Platinum has been completed. This study has confirmed the likely presence of both the Merensky and the UG-2 platinum group metals on the property. The prospecting permit was received during May 2003 and it is planned to carry out ground geophysics during June This will likely be followed immediately by a drilling program.

Canada

At the Kikerk Lake property in the Coronation Gulf area of Nunavut, in preparation for ground geophysics and drilling in the second quarter, Ashton Mining of Canada ("Ashton"), the operator for the project prioritized observation of 34 heavy mineral samples situated down-ice of select geophysical targets. Results from these samples have firmed-up two subtle indicator trains located 600 and 1,200 meters southwest of the Potentilla kimberlite. Age dating and petrographic studies were carried out on Pot entilla core during the quarter.

The winter portion of the 2003 program has been completed and three electromagnetic anomalies associated with indicator mineral dispersions and underlying lakes approximately one km west of Potentilla were tested by drilling. At one anomaly, two angle holes drilled at inclinations of 46 degrees and 65 degrees from horizontal intersected approximately 0.6 m and 0.3 m of kimberlite respectively. This anomaly is located about 1.2 km west of the Stellaria kimberlite associated with a two km long linear structure. No kimberlite was intersected at the other two anomalies.

Exploration on the Kikerk Lake property will continue during the summer and field activities will include follow-up on a number of unexplained indicator mineral and geophysical anomalies through heavy mineral sampling, ground geophysical surveys and prospecting.

Ashton have notified Caledonia that it intends to proceed with the third earn-in portion of the option agreement with Caledonia. By doing so, Ashton can earn a 59.5% interest by funding Caledonia's share of all remaining exploration costs up to and including the completion of a Fully-Engineered Feasibility Study.

The joint venture partners - Ashton, Caledonia and Northern Empire Minerals Ltd
- have approved surveying the individual Kikerk Lake claims and taking them to lease. In this way the mineral tenure can be maintained.

Zambia

Results of exploration work conducted on the Mulonga Plain diamond joint venture in 2002 are being applied to the geologic model and to existing geophysical interpretive work. This refined information is being used to identify new drill targets and re-prioritise existing targets.

Heavy mineral samples results from follow-up sampling in the Kashiji Plain licence are pending. However Motapa Diamonds Inc, the project operator, reports that the initial review is positive.

LIQUIDITY

As can be seen from the March 2003 financial statements, Caledonia continues to remain debt free and will continue to focus its efforts on advancing its assets. An amount of $5.2 million, net of financing costs was raised during 2002 from private placements and the exercise of warrants. During early 2003, a further $1.2 million, net of financing costs was raised from the portion of the private placement carried over from December 2002 and from the exercise of warrants.

On behalf of the Board of Directors,

(signed) S. E. Hayden,
Chairman of the Board, President and
Chief Executive Officer
May 26th, 2003

                          CALEDONIA MINING CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                MARCH 31,    DECEMBER 31,
(UNAUDITED)                                       2003           2002
-----------                                     ---------    ------------
ASSETS
Current
    Cash and short term deposits                $   2,657    $      1,864
    Accounts receivable                               163             113
    Prepaid expenses                                  118             117
                                                ---------    ------------
                                                    2,938           2,094
INVESTMENT AT COST                                     79              79
CAPITAL ASSETS                                      7,899           7,715
MINERAL PROPERTIES                                 15,915          14,879
                                                ---------    ------------
                                                $  26,831    $     24,767
                                                ---------    ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable                            $   1,049    $      1,267
    Loan payable                                       30              69
                                                ---------    ------------
                                                    1,079           1,336
PROVISION FOR SITE RESTORATION                        524             506
NON-CONTROLLING INTEREST                              774             774
                                                ---------    ------------
                                                    2,377           2,616
                                                ---------    ------------
SHAREHOLDERS' EQUITY (Note 1)
    Share capital                                 152,076         149,623
    Contributed surplus                               209             209
    Compensation warrants                             235             177
    Deficit                                      (128,066)       (127,858)
                                                ---------    ------------
                                                   24,454          22,151
                                                ---------    ------------
                                                $  26,831    $     24,767
                                                =========    ============

On behalf of the Board:

____________________________ Director
(signed) F. C. Harvey

____________________________ Director
(signed) J. Johnstone

                          CALEDONIA MINING CORPORATION
                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                     FOR THE THREE MONTHS ENDED MARCH 31,
(UNAUDITED)                              2003        2002        2001
-----------                           ---------   ---------   ---------
DEFICIT, beginning of period          ($127,858)  ($123,527)  ($122,332)
NET (LOSS) FOR THE PERIOD                  (208)       (409)       (226)
                                      ---------   ---------   ---------
DEFICIT, end of period                ($128,066)  ($123,936)  ($122,558)
                                      =========   =========   =========

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                            FOR THE THREE MONTHS ENDED MARCH 31,
(UNAUDITED)                                     2003        2002         2001
-----------                                   -------     --------     -------
REVENUE AND OPERATING COSTS
  Revenue from sales                           $   53       $    9      $    -
  Operating costs                                  72           67           -
                                              -------      -------     -------
GROSS (LOSS)                                      (19)         (58)          -
                                              -------      -------     -------
COSTS AND EXPENSES
  General and administrative                      370          322         232
  Interest                                         20           24          20
  Other expense (income) (note 2)                (201)           5         (26)
                                              -------      -------     -------
                                                  189          351         226
                                              -------      -------     -------
NET (LOSS) FOR THE PERIOD                     ($  208)     ($  409)    ($  226)
                                              =======      =======     =======
(LOSS) PER SHARE
  Basic                                       ($0.001)     ($0.002)    ($0.001)
                                              =======      =======     =======

                          CALEDONIA MINING CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS OF CANADIAN DOLLARS)
                      FOR THE THREE MONTHS ENDED MARCH 31,

(UNAUDITED)                                                     2003      2002     2001
-----------                                                   -------    -----    -----
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net (loss) for the period                                    ($   208)  ($ 409)   ($226)

Change in provision for site restoration                           18        -        -

Change in non-cash working capital balances                      (269)     133      155
                                                             --------   ------    -----

                                                                 (459)    (276)     (71)
                                                             --------   ------    -----
INVESTING ACTIVITIES

Expenditures on capital assets                                   (184)       -        -

Expenditures on mineral properties                             (1,036)      66        -
                                                             --------   ------    -----

                                                               (1,220)      66        -
                                                             --------   ------    -----
FINANCING ACTIVITIES

    Loan payable                                                  (39)     245        -

    Issue of share capital and compensation warrants net of     2,511        -        -
    issue costs
                                                             --------   ------    -----

                                                                2,472      245        -
                                                             --------   ------    -----
INCREASE (DECREASE) IN CASH FOR THE PERIOD                        793       35      (71)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  1,864       90       75
                                                             --------   ------    -----

CASH AND CASH EQUIVALENTS, END OF PERIOD                      $ 2,657    $ 125     $  4
                                                             ========   ======    =====

                          CALEDONIA MINING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

CERTIFICATION

The Chief Executive Officer and the Vice President Finance confirm the veracity and soundness of these financial and operating results and have provided the board of directors with confirmation supporting this.

BASIS OF PRESENTATION

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

MEASUREMENT UNCERTAINTIES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. Actual results could differ from those estimated.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Comp any together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

FINANCIAL DISCLOSURE NOTE

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. The interim consolidated financial statements should be read in conjunction with the year end 2002 audited financial statements for the detailed note disclosure which is not materially different to these interim financial statements.

1.       SHARE CAPITAL

         Issued and Outstanding

         On January 6, 2003, the Company concluded a private placement financing for $3.0 million gross proceeds comprised of 12,000,000 units. Each unit is comprised of one common share and one half common share purchase warrant issued at $0.25 per unit. In addition, a total of 1,200,000 whole broker warrants were issued with each warrant exchangeable for one whole common share. Whole warrants are exchangeable for shares at $0.33 per share for a period of one year from closing. A total of 6,720,000 units and 672,000 whole broker warrants were closed on December 31, 2002 for gross proceeds of $1,680,000. The balance of the private placement of $1,320,000 was closed on January 6, 2003. The remaining 528,000 broker warrants were issued upon closing at an assigned value of $0.11 per warrant for a total consideration of $58,000. Share issue costs associated with the January 6, 2003 amounted to $119,000 and have been charged to share capital.

         During the first quarter of the year a total of 6,512,635 common share were issued pursuant to the exercise of common share purchase warrants for total proceeds of $1,270,000 and a further 106,475 common shares were issued for the exercise of stock options for proceeds of $40,000.

         As of March 31, 2003 the Company has 223,694,380 common shares outstanding (December 31, 2002 - 211,795,270). The basic loss per share has been calculated based upon a weighted number of common shares outstanding as follows:

                  For the quarter period ended March 31, 2003 - 221,678,417

         Stock Options

         Options to purchase common shares have been granted to directors, officers, employees and consultants at exercise prices determined by reference to the market value on the date of grant. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at March 31, 2003, the Company has stock options outstanding for the purchase of 12,574,325 common shares (as at December 31, 2002 - 12,680,800 common shares). All of the options outstanding are exercisable. A total of 106,475 options were exercised during the first quarter of 2003 for proceeds of $40,000. There were no stock options granted during the first quarter of 2003.

         Warrants

         As of March 31, 2003, the Company has outstanding warrants to purchase an aggregate of 12,029,731 common shares.

2.       OTHER EXPENSE (INCOME)

         Included in other expense (income) are unrealized foreign exchange gains of $185,000 (2002 - loss of $9,000; 2001 - gain of $3,000).

CORPORATE DIRECTORY

BOARD OF DIRECTORS
S. E. Hayden
J. Johnstone
F. C. Harvey
W. I. L. Forrest
C. R. Jonsson

OFFICERS
S. E. Hayden
Chairman of the Board, President and
Chief Executive Officer

F. C. Harvey
Technical Director

J. Johnstone
Vice-President Operations and
Chief Operating Officer

S. W. Poad
Vice-President Finance and
Administration

J. Smith
Vice-President Exploration

HEAD OFFICE
CANADA - HEAD OFFICE
Caledonia Mining Corporation
Unit #9
2145 Dunwin Drive
Mississauga, Ontario
L5L 4L9 Canada
Tel: (905) 607-7543
Fax: (905) 607-9806

SHARES LISTED
The Toronto Stock Exchange
Symbol "CAL'
NASDAQ OTC BB
Symbol "CALVF"

CAPITALIZATION
(March 31, 2003)
Authorized: Unlimited
number of common shares
Issued Common Shares: 223,694,380
Warrants: 12,029,731
Options: 12,574,325

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y4 Canada

Tupper, Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3 Canada

AUDITORS
BDO Dunwoody LLP
Chartered Accountants
Suite 3200, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J8 Canada

REGISTRAR &
TRANSFER AGENT
Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, Ontario
M5H 4C3 Canada
Tel: (416) 361-0152
Fax: (416) 361-0470

BANK
Canadian Imperial Bank Of Commerce
6266 Dixie Road
Mississauga, Ontario
L5T 1A7 Canada

INTERNET
Web Site:
http://www.caledoniamining.com